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December 19, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Material fact furnished with the Spanish CNMV on December 15, 2005, entitled, "Barcelona Appellate Court Conclusively Finds for FCC in its Lawsuit with Acciona."

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

GRUPO FCC

BARCELONA APPELLATE COURT CONCLUSIVELY FINDS FOR FCC IN ITS LAWSUIT WITH ACCIONA

The Provincial Appellate Court of Barcelona has overruled the appeal Acciona filed against the sentence handed down by Barcelona Court of First Instance Number Two last January finding for FCC in the legal action between the two companies concerning Acciona's endeavour to put three representatives on FCC's Board of Directors.

The ruling of the Provincial Appellate Court of Barcelona, which was announced to the parties today, is final. It awards the costs of the proceedings to the appellant, viz., Acciona.

Background Story

At the General Meeting of Shareholders in FCC held in Barcelona on 23 June 2004, the three directors chosen by Acciona (which holds 15.05% of the shares in FCC) were dismissed because all the shareholders except Acciona felt that the appointments were incompatible, whereas the appointees represented one of FCC's direct competitors.

Acciona filed suit at Court of First Instance Number 2 in Barcelona to challenge the shareholders' decision, and the court found for FCC in January last.

Acciona then filed an appeal with the Provincial Appellate Court of Barcelona, which has been dismissed.

Sentence

The sentence acknowledges that the two companies are "directly and effectively competitors, fundamentally in the construction sector and also in the services sector [...]. Both compete naturally and, one might say, with daily regularity in bidding on public and private works of all kinds, especially those that are major in scale, and their competition in the services sector is growing also".

The Provincial Appellate Court of Barcelona recalled that the Revised Corporations Act grants shareholders' meetings the ability to discern whether or not a conflict of interests exists, "for it is a question of subjective incompatibility which hangs upon the company's private interest and therefore is subject to the discernment of the Shareholders' Meeting. What is clear at all events is that the Shareholders' Meeting, weighing and giving priority to the company's interest, must dismiss the directors if it finds there to be such a clash of interests".

"It will not be denied that Acciona", the sentence adds, "as a shareholder, is the holder of an interest outside the company that is, due to the very nature of Acciona's relationship as a direct competitor, permanently at odds with and incompatible with FCC's interest".

Investor Relations Department
ir@fcc.es -0034 91 359 32 63

GRUPO FCC

The right to information "in the hands of directors appointed by a shareholder who holds interests opposing those of the company provides an ideal platform, in the abstract, for harming the company interest and creates the right conditions for engaging in unfair practices, and moreover gives the lie to free competition. This perception is backed up by objective data, is logical and is furthermore inevitable".

According to the sentence, article 132 of the Revised Corporations Act "empowers and obliges the Shareholders' Meeting to prevent, inter alia, structural situations in the administration body that foster practices of unfair competition, or establish the ideal conditions for engaging in such practices, and by this means the organisation of the company acts as a system to prevent illicit concurrence, defending the company's interest from competitors' meddling".

The fact that a company has representatives from a competing firm on its board of directors may cloud the transparency that the free-market system is supposed to respect, "contributing to the suspicion that competition is a false show from the moment in which, from the outside, one can see the offer and behaviour of one company, FCC, in whose management a naturally competing firm plays a role or participates, with the consequential prevention and reservation vis-à-vis the eventuality of 'fixed' practices".

At a later point, the sentence states that the appointment of directors cannot be regarded as a question independent of the subjective origin of their appointment. "The relevant point in this case is not really the aptitude and personal qualities of the appointees, or the greater or lesser guarantees of independence that they personally offer, but the source or origin of their appointment".

The Provincial Appellate Court concludes its decision by saying, "The preventive control article 132 of the Corporations Act enables and demands in defence of the company's interest was, in short, correctly activated by the Shareholders' Meeting, to avoid the actualisation of conflicts of interest generated by the very fact of an appointment's being made by a competing company, and the ensuing risk".

Investor Relations Department
ir@fcc.es -0034 91 359 32 63